PERSONAL AND CONFIDENTIAL

Revised October 24, 2017 and February 20, 2018

Mr. Eric Tom

Dear Eric:

I am delighted to extend to you this offer of employment with Teradata Corporation (together with its affiliates, “Teradata” or “the Company”) as Executive Vice President and Chief Revenue Officer, reporting directly to the President and CEO, Vic Lund. The position is located in and you will be required to work from our offices in San Diego, California when not otherwise traveling.

This letter outlines the key elements of your compensation. Since your role will be as an executive officer with Teradata, all outlined compensation elements are subject to the review and formal approval of the Compensation and Human Resource Committee of Teradata’s Board of Directors (the “Committee”), and your appointment as an executive officer is subject to the review and formal approval by Teradata’s Board of Directors.

We are recommending to the Committee that it approve a gross base salary of $475,000.00 annually; this equates to a weekly rate of $9,134.61. Your base pay will be paid in accordance with the standard payroll dates in your location and subject to applicable taxes and withholdings.

In addition to your base salary, in this position you will be eligible to participate in the Teradata Management Incentive Plan (the “MIP”). Teradata’s MIP is a performance-based annual incentive program for executive officers. Under the MIP, the Committee establishes an annual bonus program based on financial and strategic performance results achieved by Teradata in a particular year, as well as your individual performance against your business objectives. Your MIP objectives will be based on corporate objectives. We are recommending to the Committee that it approve an MIP target incentive opportunity of 100% of your eligible gross base salary. Your eligibility under the MIP will be as of your start date and your incentive will be pro-rated for your gross pay salary during the eligible period. The incentive award is paid in the first calendar quarter following the program year, and MIP awards are subject to discretionary adjustment by the Committee as outlined in the MIP.

We are also recommending that, following your employment start date and after the expiration of the Company’s current quarterly blackout period, you be granted an equity award (the “Equity Award”) with a total value of $2,500,000 (two million five hundred thousand dollars) as described in Attachment A. The Equity Award is subject to the approval of the Committee and subject to the terms and conditions set forth in the Company’s Stock Incentive Plan and the applicable award agreements approved by the Committee in connection with your award.

As an employee of the Company, you may be eligible to participate in our health and welfare programs based on certain eligibility requirements including location and position, which include a choice of medical plans and vacation accrual of 15 (fifteen) days of paid vacation accrued in arrears on a monthly basis. The Company also currently provides 12 paid holidays per year, including both Company-designated holidays and floating holidays which must be used during the calendar year in which they are earned. A summary of our current health and welfare benefits is provided with this offer letter. The Company reserves the right to modify, change or discontinue any of its health and welfare benefits with or without notice.

Because your position is located in San Diego, you will be eligible for certain commuting/relocation benefits, which are summarized in the attached Commuting/Relocation Summary. Upon acceptance of this offer and Committee approval, should you require relocation assistance, the relocation process will be initiated through our relocation partner and a relocation counselor will contact you to discuss your personal relocation needs. You will be required to sign and return a Relocation Repayment Agreement (the “Relocation Agreement”)

prior to any relocation-related expenses being reimbursed or remitted on your behalf. In advance of executing the Relocation Agreement and speaking with a relocation counselor we ask that you please not incur any relocation expenses or initiate any relocation plans. All relocation expenses are recoverable by (due back to) Teradata should you voluntarily leave the Company within two (2) years of your physical relocation. By signing this offer letter, you will indicate your agreement to Teradata’s stipulations about relocation expenses as stated in the Relocation Agreement.

This offer of employment is contingent upon your agreement to certain Conditions of Employment as outlined in Attachment A, including but not limited to the restriction of disclosure of any trade secret or confidential/proprietary information during your employment at Teradata, satisfactory outcome of background and reference checks and proof of identify and legal authorization to work, as required and administered in your local region.

Eric, we are excited to provide this offer and look forward to the contributions you will bring to the Teradata team; I hope you share this enthusiasm. This offer will remain effective until 5:00 PM PST on Friday, October 27, 2017, and assumes a start date of November 6, 2017 or prior subject to Committee approval on or before that date. The final offer letter and new hire documents are processed through our on-line portal which allows electronic signature; a copy of this offer letter and the new hire documents will be delivered through the portal for your review and approval following a verbal acceptance.

If you have any questions regarding the details of this offer, please contact me at 858-485-2817.

Sincerely,

/s/ Suzanne Zoumaras

Suzanne Zoumaras
Executive Vice President and Chief Human Resources Officer

Attachments

I accept the terms and conditions of the offer described above and in Attachment A.

Signature:

/s/ Eric Tom                            February 21, 2018
________________________________                ______________________________
Eric Tom                            Date

ATTACHMENT A
ADDITIONAL INFORMATION AND CONDITIONS OF EMPLOYMENT
United States

Teradata requires employment candidates to successfully complete various employment documentation and processes. This offer of employment is conditioned upon your satisfying and agreeing to the criteria below, among other things as outlined in your offer of employment. You assume any and all risks associated with terminating any prior or current employment, or making any financial or personal commitments based upon Teradata’s conditional offer.

1.	Executive Equity Awards:
Contingent upon your acceptance of this offer, we will recommend to the Compensation and Human Resource Committee of the Teradata Board of Directors (the “Committee”) that you be granted an equity award with a total value of $2,500,000.00 to be delivered as approved by the Committee. The effective date of the grant for this award will be the same date on which the annual equity awards for Teradata executive officers are effective (“Equity Effective Date”), which we anticipate to be late November/early December 2017. While the precise nature of the equity award vehicle mix for the 2018 equity award program has not been finalized and is subject to the approval of the Committee, we expect that management will recommend a mix of Performance-Based Restricted Share Units (the “PBRSUs”) and Restricted Share Units (the “RSUs”) of 70% and 30% respectively.

After the equity vehicle mix has been determined the awards shall be determined and are expected to vest as follows:

Performance-Based Restricted Share Units

The actual number of PBRSUs would be determined by taking the value of the award and dividing it by the average closing price of Teradata common stock for the twenty (20) trading days immediately preceding, but not including, the Equity Effective Date. The result would be rounded to the nearest whole unit.

It is expected that the PBRSUs would have a three-year performance period and would vest in full in February 2021, subject to your continued employment with Teradata on the vesting date and other terms and conditions set forth in the award agreement(s) for the PBRSUs. The PBRSUs will be subject to standard terms and conditions determined by the Committee.

Restricted Share Units

The actual number of RSUs would be determined by taking the value of the award and dividing it by the average closing price of Teradata common stock for the twenty (20) trading days immediately preceding, but not including, the Equity Effective Date. The result shall be rounded to the nearest whole unit.

The RSUs are expected to vest in full after three years following the Equity Effective Date, subject to your continued employment with Teradata on the vesting date and other terms and conditions set forth in the award agreement for the RSUs. The RSUs will be subject to standard terms and conditions determined by the Committee.

2.	Executive Severance Plan and Change in Control:
We will recommend to the Committee that you be eligible to participate in the Teradata Executive Severance Plan and the Change in Control Severance Plan (the “CIC Plan”). We anticipate that you would be designated by the Committee as an eligible Participant in both plans effective upon the date you begin your employment with Teradata; however, each plan is subject to amendment or termination by Teradata in accordance with the terms of each plan and your participation in the Teradata Executive Severance Plan is subject to your agreement to participate in such plan. A copy of each plan, as well as the participation agreement for the Teradata Executive Severance Plan, will be provided to you separately. You shall be eligible under the Executive Severance Plan definition of Good Reason, Section (g)(i) which provides benefits in the event that your principle place of employment is changed by more than 40 miles without your mutual agreement. This provision shall be honored under both a CIC and non-CiC Qualified Termination.

3.	Tax Matters:
Teradata agrees to reasonably cooperate with you to amend your offer letter to the extent you deem necessary to avoid imposition of any additional tax under Section 409A of the Internal Revenue Code, as amended, but only to the extent such amendment would not have a more than de minimis adverse effect on Teradata and is approved by the Committee.

Notwithstanding any other provision of your offer letter, Teradata may withhold from any amounts payable hereunder, or any other benefits received pursuant hereto, such minimum federal, state and/or local taxes as shall be required to be withheld under any applicable law or regulation.

4.	Pre-employment Background and Reference Checks:
This offer of employment is conditioned upon successful completion of a background and reference checks. By accepting this offer and these conditions you will agree to provide Teradata permission to conduct both of these checks and release the results to Teradata designated officials. Following acceptance of the offer you will receive an e-mail with the subject Action Required to Complete Background Check for Teradata Employment with a link to initiate the background check process. Please submit your information within three days of receipt of the link.

5.	Legal Proof of Identity and Authorization to Work:
Pursuant to the terms of the Immigration and Control Act of 1986, your employment is contingent upon providing legal proof your identity and your eligibility to legally work and remain in the United States within three days of the commencement of your employment.

6.	Mutual Agreement to Arbitrate all Employment Related Claims:
As a condition of employment for any Teradata position, you must read and confirm your agreement to abide by Teradata’s Mutual Agreement to Arbitrate All Employment Related Claims. By accepting an offer of employment, you are verifying the receipt of this document and your agreement and willingness to abide with the contents of the Mutual Agreement to Arbitrate Agreement.

7.	Code of Conduct & Conflicts of Interest Certifications:
Teradata requires that each new associate read the Teradata Values Statement and Code of Conduct and certify his/her reading of it and his/her commitment to comply with it. Teradata also requires that each new associate disclose in writing all actual and potential conflict of interest circumstances which pertain to him/her and certify that he/she has disclosed all conflict of interest circumstances in writing to Teradata. These requirements apply to both new associates who are hired as employees and new associates engaged as individual independent staff contractors. Generally, these certifications should be provided by each new associate within 30 days after his/her start-date. Sometimes a new associate may require more time to provide these certifications (for example, if he/she does not yet have a Teradata computer, Teradata email address, or online access to Teradata networks/systems), in which case he/she may provide the certifications later. But, Teradata policies require that in all events the certifications must be provided by no later than 90 days after the new associate’s start-date.

Accepting this Offer of Employment:
By accepting and signing Teradata’s offer of employment you certify to Teradata that you are not subject to a non-competition agreement with any company which would preclude or restrict you from performing the position being offered in this letter. We also advise you of Teradata’s policy of respecting the intellectual property rights of other companies. You should not bring with you to your Teradata position any documents or materials designated as confidential, proprietary or trade secret by another company, nor in any other way disclose trade secret information you have acquired from previous employers, customers or in the course of your previous employment while employed by Teradata.

This letter reflects the general description of the terms and conditions of your employment with Teradata, and is not a contract of employment for any definite duration of time. The employment relationship with Teradata is by mutual consent (“Employment at Will”). This means either you or Teradata have the right to discontinue the employment relationship with or without cause at any time and for any reason.

Teradata processes its offers through an electronic portal, and when executing the offer letter through the portal you will confirm that you have read the foregoing information relative to Teradata’s conditions of employment and understand that your employment offer is conditioned upon their satisfaction.